SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 01, 2008

*This Report on Form 6-K shall be incorporated by reference in
our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662),
our Registration Statement on Form F-4 (File No. 333-149068) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended,
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended*

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is
also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI FINALISES DEAL TO ACQUIRE 100% OF
GOLDEN CYCLE GOLD CORPORATION**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

1 July 2008

ANGLOGOLD ASHANTI FINALISES DEAL TO ACQUIRE 100% OF GOLDEN CYCLE GOLD CORPORATION

At a special meeting held on 30 June 2008 shareholders of Golden Cycle Gold Corporation ("GCGC") representing 7,036,949 shares of GCGC common stock approved the merger (the "merger") of GCGC with a wholly owned subsidiary of AngloGold Ashanti Limited ("AngloGold Ashanti") by way of a statutory merger under Colorado law. As a result of the merger, which became effective at 0:01 on 1 July 2008, AngloGold Ashanti has indirectly acquired 100% ownership of Cripple Creek & Victor Gold Mining Company.

Legal Adviser
Davis Graham & Stubbs LLP

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 350 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Himesh Persotam (Investors)	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 01, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary